UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2025

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Changes of 15% or More in Revenue or Profit

☒ The preliminary results shown below may differ from the final results, which remain subject to audit by the external auditor of SK Telecom Co., Ltd. (the “Company”).

1. Basis: Consolidated

2. Details of Changes (in thousands of Won, except percentages)	Current Fiscal Year	Previous Fiscal Year	Amount Increased/ Decreased	Increase/Decrease Rate (%)

Operating Revenue	17,940,608,890	17,608,511,084	332,097,806	1.9

Operating Income	1,823,409,370	1,753,204,333	70,205,037	4.0

Profit from Continuing Operations Before Income Tax	1,813,464,869	1,488,179,211	325,285,658	21.9

Profit for the Period	1,438,795,020	1,145,937,032	292,857,988	25.6

3. Financial Position (in thousands of Won, except percentages)	Current Fiscal Year		Previous Fiscal Year

Total Assets	30,515,253,720		30,119,228,260

Total Liabilities	18,635,919,003		17,890,829,299

Total Shareholders’ Equity	11,879,334,718		12,228,398,961

Capital Stock	30,492,716		30,492,716

Ratio of Total Shareholders’ Equity to Capital Stock (%)	38,957.9		40,102.7

4. Main Reasons for Changes in Revenue or Profit/Loss

•  Increase in profit from continuing operations before tax and profit for the period due mainly to an increase in non-operating income, which in turn was primarily attributable to an increase in gain relating to the merge of Sapeon

5. Date of the resolution by the Board of Directors	February 11, 2025

• Attendance of external directors	Present: 5 Absent : 0

• Attendance of audit committee member that is not an external director	—

6. Other important matters relating to an investment decision

•  The preliminary results set forth in this report have been prepared on a consolidated basis in accordance with International Financial Reporting Standards as adopted in Korea.

•  The preliminary results set forth in this report may be subject to change based on the results of the audit by the Company’s external auditor and the approval at the general shareholders’ meeting.

Additional Disclosure
	Basis	Current Fiscal Year	Previous Fiscal Year
Equity attributable to the owners of the parent company (in thousands of Won)	Consolidated	11,750,328,020	11,389,045,844
Ratio of Equity attributable to the owners of the parent company to Capital Stock (%)	Consolidated	38,534.9	37,350.1
Operating Revenue (in thousands of Won)	Separate	12,774,059,827	12,589,219,907

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Hee Jun Chung
(Signature)
Name:	Hee Jun Chung
Title:	Vice President

Date: February 12, 2025

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